Exhibit 99.2

MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
for the Three Months Ended March 31, 2011

The following management’s discussion and analysis (MD&A) of the financial condition and results of operations of Millar Western Forest Product Ltd. (“Millar Western” or “the Company”) is based upon and should be read in conjunction with the Company’s financial statements and the accompanying notes included elsewhere in this Form 6-K.

Headquartered in Edmonton, Alberta, Millar Western is a privately owned forest products company producing softwood (spruce, pine, fir, or SPF) lumber for sale into the North American and Asian residential and commercial construction markets, as well as softwood, hardwood and blended bleached chemi-thermo-mechanical pulp (BCTMP), which is sold internationally for use in various grades of paper and paperboard. The Company has lumber facilities operating in Whitecourt and Boyle, Alberta, and a third in Fox Creek, Alberta, that is currently under reconstruction; its pulp mill is located in Whitecourt.

The MD&A contains historical information, descriptions of circumstances and statements about future developments or anticipated financial results. These forward-looking statements are based on certain assumptions or expectations that are subject to various risks or uncertainties. The statements are intended to help readers better understand the financial performance of the Company, but readers should exercise caution in relying upon them in anticipating the future financial performance of the Company.

The Company’s financial reporting has transitioned to be in accordance with International Financial Reporting Standards (“IFRS”). The first full year of reporting under IFRS will be 2011, with comparative periods in 2010, starting with the January 1, 2010, balance sheet, being restated. The principal impact on the Company’s balance sheet is the establishment of deferred financing and future land reclamation obligations, and restatements of the defined benefit pension and reforestation liabilities. The impact of these changes on the opening balances of the 2011 financial statements, net of the income tax provision, is to increase liabilities by approximately $3.3 million, at the expense of shareholder equity. The principle impacts of the transition to IFRS on the Company’s net income are the re-establishment of deferred financing expenses and changes to the discounted valuation of future land reclamation and reforestation obligations. In restating the 2010 financial statements, these changes reduced the Company’s income by approximately $0.1 million, net of the income tax provision. In addition, certain revenue and cost items have been reclassified, which affect the calculation of earnings before interest, taxes, depreciation and amortization (“EBITDA”). Details of the transition and reconciliation to previously released results are explained in detail in notes 2 and 5 accompanying the financial statements. Financial statements prepared in accordance with IFRS may differ from financial statements prepared in accordance with U.S. GAAP.

EBITDA is referenced throughout this document, since the Company believes it is a useful indicator of cash generation before debt servicing and appropriate income taxation provisions for the Company and its individual segments. EBITDA is not a generally accepted measure, nor does it have a standardized meaning prescribed under IFRS. The Company defines EBITDA as operating income plus unrealized other income or expenses, depreciation and amortization. Other income or expense includes gains or losses on foreign exchange or commodity hedging and foreign exchange impact on working capital balances, with the realized portion of such income or expense being included in EBITDA and the unrealized portion being included in the determination of operating earnings. The Company cautions against the use of EBITDA as a comparative tool, as its definition among industry participants may differ.

The information in this MD&A is as of May 20, 2011, and all dollar amounts are expressed in Canadian currency, unless otherwise indicated.

Results of Operations

The following table sets out the Company’s financial results for the three months ended March 31, 2011, and comparable quarters in 2010.

	Three months ended
	Mar. 31/11	Dec. 31/10	Mar. 31/10
	(in millions of Canadian dollars)
Statements of earnings data:
Revenue	$69.7	$72.1	$65.7
Cost of products sold	48.8	44.3	41.9
Freight and other distribution costs	12.0	13.0	11.1
Depreciation and amortization	2.8	2.8	2.8
General and administration	3.7	3.7	2.9
Profit Sharing	0.2	(0.3)	0.0
Other (income) expenses	(2.7)	6.9	7.5
Operating earnings (loss)	$5.1	$1.7	$(0.5)
Financing expenses - net	(3.7)	(3.9)	(4.5)
Unrealized exchange gain (loss) on long-term debt	4.8	6.5	6.7
Earnings (loss) before income taxes	$6.1	$4.4	$1.7
Income tax recovery (expense)	(1.0)	(1.7)	0.3
Net earnings (loss)	$5.1	$2.7	$2.0
Other comprehensive loss, net of tax	0.0	(1.0)	0.0
Comprehensive income	$5.1	$1.7	$2.0

Other data:
Average exchange rate (US$/C$1.00)[1]	1.014	0.987	0.961
Period end exchange rate (US$/C$1.00)	1.031	1.005	0.984

The markets for both lumber and BCTMP continued to struggle with the ongoing impact of demand-supply imbalances, which undermined price levels and stability, and with the strength of the Canadian dollar, which further eroded the U.S.-dollar-denominated pricing. The Company’s positive financial results, which were improved over the last quarter and the same period last year, reflected its low-cost position in both product sectors and continued competitiveness under challenging conditions.

(1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period- end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

Revenue for the quarter was down $2.4 million from the previous quarter, on reduced pulp shipments and the negative effect of a strengthening Canadian dollar on U.S.-dollar-denominated lumber and pulp sales. Cost of goods sold rose $4.5 million compared to the previous quarter, on higher production and increased energy prices. Freight and other distribution costs were lower, due to reduced export taxes on softwood lumber shipments to the U.S. and minor redistribution of end-market product shipments.

Other income provided a positive contribution of $2.7 million in the quarter, largely the result of unrealized gains on commodity hedges, which were partly offset by losses associated with the foreign-exchange impact on working-capital balances. This compared very favourably to the same period last year, when unrealized losses on commodity hedges, coupled with foreign-exchange losses on working-capital balances, resulted in $7.5 million in other expense.

Financing expenses and the unrealized gain on U.S.-dollar-denominated debt benefited from the stronger Canadian dollar, helping to offset the dollar’s negative impact on revenues. After a $1.0 million provision for income tax, the Company posted net earnings of $5.1 million, which was similar to earnings in the previous quarter but an improvement over the same period a year ago.

Lumber

	Three months ended
	Mar. 31/11	Dec. 31/10	Mar. 31/10

Production-SPF-mmfbm	88.3	87.0	84.6
Shipments -SPF-mmfbm	95.1	85.9	90.1
Benchmark price -SPF#2&Better-US$ per mfbm	$297	$268	$268

Sales - millions	$26.1	$23.3	$24.3
EBITDA - millions	$0.4	$2.1	$2.7
EBITDA margin - %	1%	9%	11%

Operating earnings (loss) - millions	$3.3	$(1.2)	$0.4
Capital expenditures - millions	$11.8	$9.3	$0.9

Though North American demand was little changed in the quarter, foreign demand, most notably that from China, continued to consume excess or previously curtailed production, resulting in enhanced pricing strength within the domestic market. This had a positive effect on benchmark U.S. pricing, which improved by approximately 10% from the previous quarter. The Company’s per-unit revenue, however, did not see the same increase due to a strengthening Canadian dollar, which eroded a significant portion of the price gain. Also adversely affecting per-unit revenues were grade impacts, as a higher-than-average proportion of lower-value products destined for the Chinese market was sold during the quarter.

The Company’s higher shipments, including an increased volume of lower-value products sold into the export market, drew down inventories, despite an increase in production of nearly 2% over the previous quarter and more than 4% over the same period last year. This increased output was the result of improved productivity at both of the Company’s operating facilities.

The Company’s lumber-segment revenues were $26.1 million, up from $23.3 million in the previous quarter and $24.3 million in the same period last year, primarily reflecting higher shipments.

The segment’s cost of products sold increased versus comparable periods, in part due to higher energy, freight and log costs, with the latter two reflecting the impact of rising fuel prices on harvesting and hauling costs. The comparable periods had also benefited from significant inventory valuation changes -- $1.7 million in the first quarter and $3.7 million in the fourth quarter of last year. In contrast, the inventory adjustment in this period was less than $0.1 million. On a per-unit basis, the segment’s costs for this quarter were, though still below the average for 2009, slightly higher than the average for 2010, as rising energy costs offset the benefit of higher productivity.

After accounting for other realized losses associated with the negative impact of the strengthening Canadian dollar on U.S.-dollar-denominated working-capital balances, the lumber segment recorded an operating profit of $3.3 million for the quarter. This compared favourably with an operating loss of $1.2 million for the previous quarter and an operating profit of $0.4 million for the same period last year.

Capital expenditures of $11.8 million in the quarter were almost entirely related to the rebuilding of the Fox Creek sawmill, which was lost to a fire in August 2008. Expenditures on the reconstruction were in line with expectations, and the project continues to track for an end-of-year start-up.

Pulp

	Three months ended
	Mar. 31/11	Dec. 31/10	Mar. 31/10

Production-thousands of tonnes	78.8	75.6	66.8
Shipments -thousands of tonnes	74.7	81.1	65.3
Benchmark price -NBSK, US$ per tonne	$970	$970	$880
Benchmark price -BEK, US$ per tonne	$850	$863	$760

Sales - millions	$43.5	$48.7	$41.3
EBITDA - millions	$6.9	$8.3	$7.4
EBITDA margin - %	16%	17%	18%

Operating earnings (loss) - millions	$5.5	$6.3	$1.9
Capital expenditures - millions	$0.4	$0.2	$0.0

Global pulp markets saw a reversal of the weakening in demand experienced late in 2010; however, this general improvement did not apply to the BCTMP sector, which continued to suffer from over-capacity due to the start-up of a new mill in China late last year. Pricing announcements made during the quarter for Bleached Eucalyptus Kraft (BEKP) and Northern Bleached Softwood Kraft (NBSK) pulps offered the promise of similar future increases for BCTMP, but only once a demand-supply balance has been restored in the sector. The differential between BCTMP and other benchmark grades widened to higher-than-usual levels throughout 2010 and has yet to return to normal. Further compounding the segment’s weaker results was the ongoing strengthening of the Canadian dollar, which undermined U.S.-dollar-denominated pricing.

Offsetting the weaker pricing was the Company’s strong operational performance during the period, with production improving by more than 4% from the previous period and by 18% from the same period last year, when the mill experienced weather-related operating challenges that have since been resolved. Shipments were in line with historical levels but lagged production levels, resulting in an inventory rise of 4,000 tonnes, or approximately 10%. This rise also reflected, in part, an increase in European sales, which, due to their structure, require the maintenance of a higher level of inventory than sales into Asia.

Revenue for the segment was $43.5 million, down $5.2 million, or approximately 10%, from the previous quarter, but up $2.2 million, or 5%, from the same period last year. Quarter to quarter, per-unit revenue decreased by slightly more than the average benchmark price, due to the rise in the relative value of the Canadian dollar. Year over year, per-unit revenue was down considerably compared to benchmark pricing, reflecting the widening differential between BCTMP and benchmark grades noted previously.

Pulp cost of products sold decreased $3.8 million compared to the previous quarter, largely reflecting the impact of inventory movement. Compared to the same period last year, cost of products sold increased $2.7 million, on significantly higher shipments. On a per-unit cost basis, the Company continued to realize improvements, due to increased productivity and better energy management strategies, which more than offset rising energy prices.

The pulp segment had an operating income of $5.5 million, down from the $6.3 million recorded in the fourth quarter of 2010 and up from last year’s income of $1.9 million.

There were no major capital expenditures in the quarter.

Corporate and Other

	Three months ended
	Mar. 31/11	Dec. 31/10	Mar. 31/10
	(in millions of Canadian dollars)

Revenue	$0.1	$0.1	$0.1
EBITDA	$(3.7)	$(3.4)	$(2.8)
Operating loss	$(3.7)	$(3.3)	$(2.8)
Capital expenditures	$0.0	$0.1	$0.0

The Company’s corporate and other segment recorded a $3.7 million operating loss, similar to the $3.4 million loss in the fourth quarter of 2010, but comparing unfavourably to the $2.8 million loss in the first quarter of 2010, which had benefited from the timing of expenses related to professional fees. The first quarter of 2011 also included a $150 thousand provision for employee profit sharing, payment of which will be dependent upon the Company’s financial performance through the balance of the year.

Income Taxes

Operating results for the quarter were subject to income tax at a statutory rate of 26.5% . The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange gain on debt and the effect of reductions in future tax rates

Liquidity and Capital Resources

	Three months ended
	Mar. 31/11	Dec. 31/10	Mar. 31/10
	(in millions of Canadian dollars)
Selected cash flow items Operating activities:
Cash provided (used) before change in working capital	$3.8	$6.2	$6.2

Change in non-cash working capital	(12.5)	(7.3)	(22.1)

Investing activities:
Additions to property plant and equipment	(12.2)	(9.5)	(0.9)
Changes in working capital for investing activities	3.5	(0.9)	0.0
Other	0.1	(0.4)	0.2

Financing activities:
Repayment of borrowings	(0.9)	(7.9)	(0.9)

Increase (decrease) in cash	$(18.2)	$(19.8)	$(17.6)

Opening Cash	$45.1	$64.8	$61.2
Closing Cash	$26.8	$45.1	$43.6

Operations provided $3.8 million in cash for the quarter, down from the $6.2 million provided in both comparable periods, the result of a strengthening Canadian dollar undermining modest pricing and production cost improvements.

The impact of the seasonal log-inventory build was in part offset by an increase in accounts payable related to log deliveries and a decrease in lumber inventory and accounts receivable in the period. The result was a modest working-capital cash draw of $12.5 million during the period.

Capital expenditures for the quarter totalled $12.2 million, $11.7 million of which was associated with the Fox Creek sawmill rebuild. The $0.5 million balance met the Company’s expectations for the period but is not indicative of projected quarterly expenditures for the rest of this year. The Company anticipates spending approximately $5 million on maintenance-of-business and small, high-return capital projects in 2011.

The Company ended the quarter with $26.8 million in cash, down from the $45.1 million opening cash balance, with $50.0 million available under the Company’s revolving-credit facility, $3.1 million of which was committed to standby letters of credit.

Subsequent to the quarter end, on April 1, 2011, the Company concluded a refinancing of its long-term debt, replacing its existing US$190 million in senior notes due November 2013 with a new issue of US$210 million in notes due April 2021 and bearing interest at 8.5%. When the Company entered the bond market during the first quarter, it sought to sell US$200 million in bonds; the additional bonds sold will provide financial flexibility as the Company pursues investments in high-return projects, including opportunities that have been identified in the area of bioenergy.

Based on its current level of operations, the Company believes that the existing cash balance and availability under its revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next 12 months. However, the Company’s future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond the Company’s control.